EXHIBIT 99.4


                       -----------------------------------
                      | PRO FORMA VALUATION UPDATE REPORT |
                      |      MUTUAL HOLDING COMPANY       |
                      |          STOCK OFFERING           |
                      |                                   |
                      |                                   |
                      |    HOME FEDERAL SAVINGS & LOAN    |
                      |       ASSOCIATION OF NAMPA        |
                      |           Nampa, Idaho            |
                      |                                   |
                      |                                   |
                      |           Dated As Of:            |
                      |          October 1, 2004          |
                       -----------------------------------















                                  Prepared By:

                                RP Financial, LC.
                             1700 North Moore Street
                                   Suite 2210
                            Arlington, Virginia 22209

RP(R) FINANCIAL, LC.
---------------------------------------------
Financial Services Industry Consultants



                                                October 1, 2004



Board of Directors
Home Federal Savings and Loan Association
  of Nampa
500 12th Avenue
Nampa, Idaho  83651

Members of the Board of Directors:

         We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock that has been offered in connection with the mutual-to-stock conversion transaction described below.

         This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated May 21, 2004 (the "original appraisal") is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

         The Board of Directors of Home Federal Savings & Loan Association of Nampa ("Home Federal" or the "Association") has adopted a plan of reorganization pursuant to which Home Federal will reorganize into a mutual holding company structure. As part of the reorganization, Home Federal will become a wholly-owned subsidiary of Home Federal Bancorp, Inc. ("Home Federal Bancorp" or the "Company"), a federal corporation, and Home Federal Bancorp will issue a majority of its common stock to Home Federal Bancorp MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. The public shares have been offered in a subscription offering to the Association's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. In addition, as part of the reorganization, the Association established a charitable foundation (the "Foundation") to further the Association's commitment to the local community. The Foundation will be funded with cash and stock equal to 3.0% of the stock sold in the public offering. Of the contribution, 80% will be made in stock and 20% will be made in cash. The total shares offered for sale to the public and issued to the Foundation will constitute a minority of the Company's stock (49.0% or less).

         The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Association. Immediately following the offering, the primary assets of the Company will be the capital stock of the Association and the net offering proceeds remaining after contributing
--------------------------------------------------------------------------------

Washington Headquarters
Rosslyn Center                                         Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210                      Fax No.: (703) 528-1788
Arlington, VA  22209                               Toll-Free No.: (866) 723-0594
www.rpfinancial.com                                 E-Mail: mail@rpfinancial.com

RP Financial, LC.
Board of Directors
October 1, 2004
Page 2



proceeds to the Association in exchange for 100% of the capital stock of the Association. The Company will contribute at least 50% of the net offering proceeds in exchange for the Association's capital stock. The remaining net offering proceeds retained at the Company will be used to fund a loan to the ESOP and as general working capital.

         This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Home Federal's financial condition, including financial data through June 30, 2004; (2) an updated comparison of Home Federal's financial condition and operating results versus the Peer Group companies identified in the original appraisal; (3) a review of stock market conditions since the date of the original appraisal; and (4) the results of Home Federal's stock offering, which terminated on September 14, 2004.

         The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

         Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations
-------------------------------------

        1.     Financial Results
               -----------------

               Table 1 presents summary balance sheet and income statement details for the twelve months ended March 31, 2004 and updated financial information through June 30, 2004. Home Federal's assets increased by $22.5 million or 4.5% from March 31, 2004 to June 30, 2004. Asset growth during the quarter was mostly attributable to an increase in mortgage-backed securities, which increased from $56.0 million or 11.3% of assets at March 31, 2004 to $83.5 million or 16.1% of assets at June 30, 2004. Loans receivable increased from $384.0 million to $386.8 million during the second quarter, but declined as a percent of assets from 77.3% at March 31, 2004 to 74.5% at June 30, 2004. Other investment securities held by the Association declined from $5.4 million or 1.1% of assets at March 31, 2004 to a zero balance at June 30, 2004, as Home Federal sold its investment in an ARM fund during the quarter. Loans held for sale and cash and cash equivalents also declined slightly during the quarter ended June 30, 2004.

RP Financial, LC.
Board of Directors
October 1, 2004
Page 3



                                     Table 1
               Home Federal Savings and Loan Association of Nampa
                              Recent Financial Data

                                          At March 31, 2004              At June 30, 2004
                                        Amount        Assets           Amount       Assets
                                        ------        ------           ------       ------
                                        ($000)         (%)             ($000)        (%)
Balance Sheet Data
------------------
Total assets                           $496,773       100.0%          $519,251      100.0%
Cash, cash equivalents                   15,992         3.2             13,694        2.6
Investment securities                     5,440         1.1                ---        0.0
Mortgage-backed securities               55,997        11.3             83,546       16.1
Loans receivable, net                   383,950        77.3            386,837       74.5
Loans held for sale                       3,160         0.6              1,813        0.3
FHLB stock                                6,681         1.3              7,117        1.4
Deposits                                329,515        66.3            333,522       64.2
Borrowings                              113,074        22.8            131,756       25.4
Total equity                             42,356         8.5             43,676        8.4


                                           12 Months Ended                12 Months Ended
                                            March 31, 2004                 June 30, 2004
                                            --------------                 -------------
                                        Amount      Avg. Assets         Amount     Avg. Assets
                                        ------      -----------         ------     -----------
                                        ($000)          (%)             ($000)         (%)
Summary Income Statement
------------------------
Interest income                         $26,443         5.59%          $26,574        5.55%
Interest expense                         (9,465)       (2.00)           (9,435)      (1.97)
                                        -------        -----           -------       -----
  Net interest income                    16,978         3.59            17,139        3.58
Provisions for loan losses                 (928)       (0.20)           (1,078)      (0.23)
                                        -------        -----           -------       -----
  Net interest income after provision    16,050         3.40            16,061        3.35

Non-interest operating income             9,409         1.99             8,978        1.87
Non-interest operating expense          (18,307)       (3.87)          (19,115)      (3.99)
                                        -------        -----           -------       -----
  Net operating income                    7,152         1.51             5,924        1.23

Non-operating income
--------------------
Gain on sale of loans                       801         0.17               872        0.18
                                        -------        -----           -------       -----
  Net non-operating income                  801         0.17               872        0.18

Income before taxes                       7,953         1.68             6,796        1.42
Income taxes                             (2,969)       (0.63)           (2,342)      (0.49)
                                        -------        -----           -------       -----
Net income                               $4,984         1.05%           $4,454        0.93%

Sources: Home Federal's prospectus, audited and unaudited financial statements, and RP Financial calculations.

RP Financial, LC.
Board of Directors
October 1, 2004
Page 4



               Updated credit quality measures indicated a slight deterioration in the Association's credit quality during the quarter, as non-performing assets increased from 0.11% of assets at March 31, 2004 to 0.15% of assets at June 30, 2004. The increase in the non-performing assets ratio resulted from modest increases in both non-performing loans and real estate owned. In total, the Association's non-performing assets balance increased from $566,000 at March 31, 2004 to $790,000 at June 30, 2004.

               Asset growth for the quarter ended June 30, 2004 was primarily funded by borrowings, which increased from $113.1 million or 22.8% of assets at March 31, 2004 to $131.8 million or 25.4% of assets at June 30, 2004. FHLB advances remained the only source of borrowings utilized by the Association. Deposits increased by $4.0 million during the quarter ended June 30, 2004 and totaled $333.5 million or 64.2% of assets at June 30, 2004, versus comparable measures of $329.5 million or 66.3% of assets at March 31, 2004. Capital growth was slightly less than Home Federal's asset growth rate during the quarter, as the Association's equity-to-assets ratio declined from 8.5% at March 31, 2004 to 8.4% at June 30, 2004.

               Home Federal's operating results for the twelve months ended March 31, 2004 and June 30, 2004 are also set forth in Table 1. The Association's reported earnings declined from $5.0 million or 1.05% of average assets for the twelve months ended March 31, 2004 to $4.5 million or 0.93% of average assets for the twelve months ended June 30, 2004. Higher loss provisions, lower non-interest operating income and higher operating expenses accounted for the decline in the Association's update earnings.

               There was little change in the Association's updated net interest income to average assets ratio, as a four basis point decline in the interest income ratio was substantially offset by a three basis point decline in the interest expense ratio. Accordingly, Home Federal's net interest income to average assets ratio declined from 3.59% for the twelve months ended March 31, 2004 to 3.58% for the twelve months ended June 30, 2004.

               Operating expenses as a percent of average assets increased from 3.87% for the twelve months ended March 31, 2004 to 3.99% for the twelve months ended June 30, 2004. Most of the increase in operating expenses was related to higher compensation costs, as the result of salary increases and staff expansion. Overall, Home Federal's slightly lower net interest income ratio and higher operating expense ratio provided for a lower updated expense coverage ratio (net interest income divided by operating expenses) of 0.90x for the twelve months ended June 30, 2004, versus a comparable ratio of 0.93x for the twelve months ended March 31, 2004.

               Non-interest operating income remained a significant contributor to the Association's updated earnings, although declined from 1.99% of average assets for the twelve months ended March 31, 2004 to 1.87% of average assets for the twelve months ended June 30, 2004. Most of the decline in non-interest operating income was attributable to a decline in service fees and charges and lower income from the increase in cash surrender value of life insurance. Service fees and charges declined mainly due to lower debit card fee income. Income from the increase in the cash surrender value of life insurance decreased due to lower interest

RP Financial, LC.
Board of Directors
October 1, 2004
Page 5



rates. Overall, when factoring non-interest operating income into core earnings, the Association's updated efficiency ratio of 73.2% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was also less favorable than the 69.4% efficiency ratio recorded for the twelve months ended March 31, 2004.

               Provisions for loan losses increased from 0.20% of average assets for the twelve months ended March 31, 2004 to 0.23% of average assets for the twelve months ended June 30, 2004. Factors that impacted the increase in loan loss provisions established included loan growth, including growth of higher risk types of loans, and a slight increase in the non-performing loan balance. As of June 30, 2004, the Association maintained valuation allowances of $2.7 million, equal to 0.70% of net loans receivable and 400.3% of non-performing loans.

               Gains realized from the sale of loans were fairly stable during the comparative twelve month periods shown in Table 1, equaling 0.17% and 0.18% of average assets for the twelve months ended March 31, 2004 and June 30, 2004, respectively. As set forth in the original appraisal, gains generated from the sale of fixed rate loan originations have been an ongoing activity for the Association particularly during periods when relatively low interest rates increase the demand for long term fixed rate mortgages. However, such gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment.


        2.     Peer Group Financial Comparisons
               --------------------------------

               Tables 2 and 3 present the financial characteristics and operating results for Home Federal, the Peer Group and all publicly-traded thrifts. The Association's and the Peer Group's ratios are based on financial results through June 30, 2004.

               In general, the comparative balance sheet ratios for the Association and the Peer Group did not vary significantly from the ratios exhibited in the original appraisal. Consistent with the original appraisal, the Association's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Association continued to maintain a similar level of interest-earning assets as the Peer Group, as updated interest-earning assets-to-assets ratios equaled 94.9% and 94.7% for the Association and the Peer Group, respectively.

               The updated mix of deposits and borrowings maintained by Home Federal and the Peer Group also did not change significantly from the original appraisal. Home Federal's funding composition continued to reflect a lower concentration of deposits and a higher concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 89.6% and 87.1% for the Association and the Peer Group, respectively. Home Federal posted an updated tangible equity-to-assets ratio of 8.4%, which remained below the comparable ratio of 11.2% for the Peer Group. Overall, Home Federal's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled
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RP Financial, LC.
Board of Directors
October 1, 2004
Page 6




                               [GRAPHIC OMITTED]
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RP Financial, LC.
Board of Directors
October 1, 2004
Page 7




                               [GRAPHIC OMITTED]
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RP Financial, LC.
Board of Directors
October 1, 2004
Page 8



105.9%, which remained below the comparable Peer Group ratio of 108.7%. As discussed in the original appraisal, the additional capital realized from stock proceeds should provide Home Federal with an IEA/IBL ratio that is comparable to or higher than the Peer Group's ratio, as the infusion of stock proceeds realized from the Association's will serve to lower the level of interest-bearing liabilities funding assets and will primarily be deployed into interest-earning assets.

               Updated growth rates for Home Federal are based on annualized growth for the nine months ended June 30, 2004, while the Peer Group's growth rates are based on growth for the twelve months ended June 30, 2004. Updated asset growth rates continued to reflect stronger asset growth for the Association, as the Association recorded a 21.0% increase in assets compared to a 4.5% growth rate for the Peer Group. Asset growth for the Association consisted mostly of mortgage-backed securities, which was supplemented with loan growth. Comparatively, loan growth was the primary area of asset growth for the Peer Group, which was partially funded by a decline in cash and investments. In contrast to the original appraisal, the Peer Group's loan growth rate of 4.9% exceeded the Association's loan growth rate of 3.9%.

               Asset growth for the Association was funded with comparable increases in deposits and borrowings, which translated into deposit and borrowing growth rates of 14.5% and 51.4%, respectively. Comparatively, asset growth for the Peer Group was funded by deposit growth of 3.5% and borrowings growth of 22.6%. Consistent with the original appraisal, the Association posted a stronger capital growth rate than the Peer Group (11.0% growth rate versus a 3.0% decline in capital for the Peer Group). As set forth in the original appraisal, factors contributing to the Association's higher capital growth rate included earning a higher return on assets, its lower level of capital and retention of all of its earnings. Comparatively, in addition to recording a lower return on assets than the Association, the Peer Group's capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will likely depress the Association's capital growth rate following the stock offering.

               Table 3 displays comparative operating results for Home Federal and the Peer Group, based on their respective earnings for the twelve months ended June 30, 2004. Updated earnings for the Association and the Peer Group equaled 0.93% and 0.65% of average assets, respectively. Higher net interest income, higher non-interest operating income and higher net gains continued to support the Association's higher return. The Peer Group continued to maintain earnings advantages with respect to maintaining lower loan loss provisions and lower operating expenses.

               In terms of core earnings strength, updated expense coverage ratios posted by Home Federal and the Peer Group equaled 0.90x and 1.10x, respectively. The Peer Group's stronger expense coverage ratio continued to be realized through maintenance of a lower operating expense to average assets ratio (2.93% versus 3.99% for the Association), which was partially offset by the Association's higher net interest income to average assets ratio (3.58% versus 3.23% for the Peer Group). A higher interest income ratio accounted for the

RP Financial, LC.
Board of Directors
October 1, 2004
Page 9



Association's higher net interest income ratio, which was partially offset by the Peer Group's lower interest expense ratio.

               Non-interest operating income remained a significantly larger source of earnings for the Association, as such income amounted to 1.87% and 0.70% of the Association's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Home Federal's core earnings strength relative to the Peer Group's, the Association's updated efficiency ratio of 73.2% was comparable to the Peer Group's updated efficiency ratio of 74.0%.

               Loan loss provisions remained a slightly larger factor in the Association's updated earnings, as loan loss provisions increased slightly for the Association and declined slightly for the Peer Group. Updated loan loss provisions established by the Association and the Peer Group equaled 0.23% and 0.12% of average assets, respectively.

               Net gains continued to be a slightly larger contributor to the Association's updated earnings, equaling 0.18% and 0.05% of the Association's and the Peer Group's average assets, respectively. As discussed in the original appraisal, given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Association's and the Peer Group's earnings have been somewhat discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Association's or the Peer Group's updated earnings.

               Consistent with the original appraisal, the Association maintained a higher effective tax rate than the Peer Group. Updated effective tax rates for the Association and the Peer Group equaled 34.46% and 27.05%, respectively.

               The Association's updated credit quality measures generally remained more favorable than the Peer Group's updated measures. As shown in Table 4, the Association's non-performing assets/assets and non-performing loans/loans ratios of 0.15% and 0.17%, respectively, were lower than the comparable Peer Group ratios of 0.64% and 0.76%. The Association's updated reserve coverage ratios indicated a higher level of reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due and as a percent of non-performing loans, while the Peer Group continued to maintain a higher level of reserves as a percent of loans. Net loan charge-offs also remained a slightly more significant factor in the Peer Group's updated credit quality measures.

               3.     Stock Market Conditions
                      -----------------------

               Since the date of the original appraisal, the performance of the overall stock market has been mixed. After declining during most of May 2004, the broader stock market rebounded in late-May primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data
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RP Financial, LC.
Board of Directors
October 1, 2004
Page 10




                               [GRAPHIC OMITTED]
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RP Financial, LC.
Board of Directors
October 1, 2004
Page 11



sustained the positive trend in the broader stock market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

               An unexpected rise in weekly jobless claims and a pair of financial warnings in the technology sector pushed stocks lower at the start of the third quarter. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The DJIA hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September. Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks and some positive economic news. On October 1, 2004, the DJIA closed at 10192.65 or 2.3% higher since the date of the original appraisal and the NASDAQ closed at 1942.20 or 1.6% higher since the date of the original appraisal.

               Stock market activity for thrift issues has also been mixed since the date of the original appraisal. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector in late-May 2004. However, thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation does not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity boosted thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual's 2004 earnings guidance pulled the broader thrift sector lower.

               Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in-line with expectations. A rally in the broader market in late-July lifted thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the broader market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the
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RP Financial, LC.
Board of Directors
October 1, 2004
Page 12



thrift sector higher in mid- and late-August. The positive trend in thrift stocks continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market. Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. On October 1, 2004, the SNL Index for all publicly-traded thrifts closed at 1,516.8, an increase of 3.3% since the date of the original appraisal. The SNL MHC Index closed at 2,739.0 on October 1, 2004, an increase of 7.4% since the date of the original appraisal.

               Similar to the performance of the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the original appraisal. The Peer Group's updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the original appraisal, eight out of the ten Peer Group companies were trading at higher prices as of October 1, 2004. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of May 21, 2004 and October 1, 2004. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

                         Average Pricing Characteristics

                                        At May 21,      At Oct. 1,           %
                                          2004            2004            Change
                                         ------          ------           ------

Peer Group(1)
-------------
Price/Earnings (x)                        25.37x            28.08x         10.7%
Price/Core Earnings (x)                   27.69             29.24           5.6
Price/Book (%)                            95.38%           100.93%          5.8
Price/Tangible Book(%)                    99.00            104.89           5.9
Price/Assets (%)                          22.21             22.82           2.7
Avg. Mkt. Capitalization ($Mil)          $81.67            $87.14           6.7

All Publicly-Traded Thrifts
---------------------------
Price/Earnings (x)                        17.29x            18.12x          4.8%
Price/Core Earnings (x)                   19.49             19.69           1.0
Price/Book (%)                           152.21%           163.39%          7.3
Price/Tangible Book(%)                   163.57            177.82           8.7
Price/Assets (%)                          16.65             17.41           4.6
Avg. Mkt. Capitalization ($Mil)         $414.06           $474.28          14.5

Recent Conversions(2)
---------------------
Price/Core Earnings (x)                      NM             18.22x           NA
Price/Tangible Book (%)                  177.42%           199.81%         12.6%

(1)     Pricing ratios for the Peer Group are on a fully converted basis.
(2)     Ratios are based on conversions completed for prior three months.

RP Financial, LC.
Board of Directors
October 1, 2004
Page 13



               As set forth in the original appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

               As shown in Table 5, one standard conversion, three second-step conversions and four mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. Two of the mutual holding company offerings were closed within their valuation ranges and two were closed at the top of their superranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 83.9%. On average, the four recent MHC offerings reflected price appreciation of 10.6% after the first week of trading.

               Shown in Table 6 are the current pricing ratios of Partners Trust Financial Group, Inc. of New York ("Partners Trust"), which is the only NASDAQ or Exchange listed fully-converted offering completed within the past three months. Partners Trust's closing market price of $10.57 on October 1, 2004 represented a 5.7% increase from its IPO price. Partners Trust's P/TB ratio equaled 199.81%, based on its closing market price of $10.57 on October 1, 2004. Comparatively, the current P/TB ratio of the one recent conversion shown as of the original appraisal date, which consisted of NewAlliance Bancshares, Inc. of Connecticut ("NewAlliance") equaled 177.42%. The relatively high P/TB ratios indicated for both Partners Trust and NewAlliance reflect the impact of significant goodwill and intangibles that were created pursuant to the acquisitions that were completed simultaneous with their respective offerings. Furthermore, it should be noted that the meaningfulness of this comparative pricing analysis of the recent conversions is considered to be somewhat diminished by virtue that the pricing multiples reflected only one offering at both the original appraisal date and the date of this update.

               4.     Results of the Offering
                      -----------------------

               Home Federal's stock offering commenced on August 13, 2004 and terminated on September 14, 2004. The total takedown of the offering amounted to $230,440,320, based on orders received for 23,044,032 shares at $10.00 per share. There were 2,803 orders received for
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the Association's stock. A distribution summary of the orders received, as provided by the selling agent Keefe, Bruyette & Woods ("KBW") is shown in the table below.

               Orders from Eligible Account Holders accounted for the largest portion of the orders, which included most of the professional investor orders as well. As indicated by the geographic distribution of orders and number of maximum orders, professional investors accounted for the major portion of the total takedown. Based on information provided by KBW, there were 567 orders for the maximum order amount of $250,000, which totaled $141.8 million or 61.5% percent of the total takedown. Out-of-state orders accounted for 87.6% of the total orders received and 91.2% of the maximum orders received. The prospectus indicated that intended purchases by the Board, executive officers and their associates totaled $3.3 million.

                                                           Average    Percent of
                                      Shares    Number of  Shares        Total
Category                              Ordered    Orders    Ordered      Orders
--------                              -------    ------    -------      ------

Eligible Acct. Holders             20,938,933     2,400      8,724       90.87%
ESOP(1)                               433,357         1    433,357        1.88
Supplement Eligible Acct. Holders   1,616,004       322      5,019        7.01
Other Members                          55,738        80        697        0.24
                                   ----------    ------    -------      ------
 Total                             23,044,032     2,803      8,221      100.00%

(1) ESOP order is reflected at 8.0% of the top of the superrange, as set forth in the original appraisal.



Summary of Adjustments
----------------------

               In the original appraisal, we made the following adjustments to Home Federal's pro forma value based upon our comparative analysis to the Peer
Group:


                                                               PreviousValuation
      Key Valuation Parameters:                                    Adjustment
      -------------------------                                    ----------

      Financial Condition                                        Slight Upward
      Profitability, Growth and Viability of Earnings            Slight Upward
      Asset Growth                                               Moderate Upward
      Primary Market Area                                        Slight Upward
      Dividends                                                  No Adjustment
      Liquidity of the Shares                                    No Adjustment
      Marketing of the Issue                                     No Adjustment
      Management                                                 No Adjustment
      Effect of Government Regulations and Regulatory Reform     No Adjustment
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RP Financial, LC.
Board of Directors
October 1, 2004
Page 17



               The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the original appraisal. Accordingly, those parameters were not discussed further in this update.

               In terms of financial condition, the slight upward valuation adjustment applied for the Association's financial condition in the original appraisal remained appropriate, based on the Association's more favorable credit quality and stronger pro forma capital position that continued to be partially negated by the Peer Group's more favorable funding composition. A moderate upward adjustment remained appropriate for the Association's updated asset growth, based on the Association's higher historical growth rate, the Association's higher pro forma equity-to-assets ratio that will facilitate greater leverage capacity relative to the Peer Group's leverage capacity, and the generally more favorable demographic characteristics of the Association's market with respect to supporting lending and growth opportunities. The Association's updated earnings continued to warrant a slight upward adjustment, largely on the basis of Home Federal's higher reported earnings and more favorable earnings growth potential.

               The general market for thrift stocks was higher compared to the date of the original appraisal, as indicated by the increases recorded in the SNL Index for all publicly-traded thrifts and the SNL MHC Index for all publicly-traded MHCs. The pricing measures for the Peer Group and all publicly-traded increased as well from the date of the original appraisal. Recent thrift offerings have generally been well received, although the new issue market has pulled back somewhat from levels experienced earlier in the year. Fewer offerings have been oversubscribed and the after market price performance of the new issues has reflected less significant price appreciation compared to earlier in the year. However, total orders received in Home Federal's offering came in well above the super maximum of the offering range, which was supported by a high degree of professional interest in the offering. Furthermore, as is the case with all MHC offerings, the oversubscription reflects the offering of a minority interest of the stock to 100% of the Association's depositors. Therefore, on a fully-converted basis, the degree of oversubscription was significantly less compared to the offering range. Accordingly, taking into account the market performance of all-publicly traded thrifts and the Peer Group since the date of the original appraisal, as well as the results of the Association's offering, the adjustment for marketing of the issue was revised from no adjustment to a moderate upward valuation adjustment.

               Overall, taking into account the foregoing factors, we believe that an increase in the Association's estimated pro market value as set forth in the original appraisal is appropriate.


Basis of Valuation.  Fully-Converted Pricing Ratios
---------------------------------------------------

        Consistent with the original appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a
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RP Financial, LC.
Board of Directors
October 1, 2004
Page 18



second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 7 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.


Valuation Approaches
--------------------

        In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Home Federal's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

        In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters utilized in the original appraisal did not change in this update, except the reinvestment rate was updated to equal the yield on one-year U.S. Government securities at June 30, 2004 (2.09%). In the original appraisal, the reinvestment rate was equal to the yield on one-year U.S. Government securities at March 31, 2004 (1.20%). For the MHC offering, the percent of the RRP purchase was revised from 7.14% of the public shares to 4.79% of the public shares. Offering expenses for the MHC offering were revised to be consistent with the offering expenses set forth in the prospectus supplement.

        Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversion and MHC offerings, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

        The Association will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Association's shareholders. However, we have considered the impact of the Association's adoption of SOP 93-6 in the determination of pro forma market value.
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Board of Directors
October 1, 2004
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        Based on the foregoing, we have concluded that an increase in Home
Federal's value is appropriate. Therefore, as of October 1, 2004, the forma market value of Home Federal's full conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $115,000,000 at the midpoint, equal to 11,500,000 shares at $10.00 per share.

        1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Association's reported earnings equaled $4.454 million for the twelve months ended June 30, 2004. In deriving Home Federal's core earnings and consistent with the original appraisal, the only adjustment made to reported earnings was to eliminate gains on the sale of loans, which equaled $872,000 for the twelve months ended June 30, 2004. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 39.1% to the gains eliminated, the Association's core earnings were determined to equal $3.923 million for the twelve months ended June 30, 2004. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                                         Amount
                                                         ------
                                                         ($000)

        Net income                                       $4,454
        Gain on sale of loans(1)                           (531)
                                                         ------
          Core earnings estimate                         $3,923

        (1)    Tax effected at 39.1%.

               Based on Home Federal's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Association's reported and core P/E multiples (fully-converted basis) at the updated midpoint value of $115.0 million equaled 25.27 times and 28.61 times, respectively. The Association's updated reported and core P/E multiples provided for discounts of 10.0% and 2.2% relative to the Peer Group's average reported and core P/E multiples of 28.08 times and 29.24 times, respectively (versus discounts of 14.6% and 12.5% relative to the Peer Group's average reported and core P/E multiples as indicated in the original appraisal). At the new superrange value of $152.1 million, the Association's reported and core P/E multiples equaled 33.20 times and 37.55 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Association's P/E multiples at the top of the superrange reflected premiums of 18.2% and 28.4% on a reported and core earnings basis, respectively. The Association's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 8, and the pro forma calculations are detailed in Exhibits 3 and 4.

        2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In
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Board of Directors
October 1, 2004
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applying the P/B approach, we considered both reported book value and tangible book value. Based on the $115.0 million updated midpoint value, the Association's P/B and P/TB ratios (fully-converted basis) both equaled 81.81%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 100.93% and 104.89%, respectively, Home Federal's updated ratios were discounted by 18.9% and 22.0% (versus discounts of 17.2% and 20.2% from the Peer Group's P/B and P/TB ratios as indicated in the original appraisal). At the new superrange value of $152.1 million, the Association's P/B and P/TB ratios both equaled 88.51%. In comparison to the Peer Group's average P/B and P/TB ratios, the Association's P/B and P/TB ratios at the top of the superrange reflected discounts of 12.3% and 15.6%, respectively.

        In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion and mutual holding company offering. As indicated in the original appraisal, the pricing characteristics of recent conversion and mutual holding company offerings are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The four recently completed MHC offerings had an average pro forma price/tangible book ratio of 83.9% (fully-converted basis) and, on average, appreciated 10.6% during the first week of trading. In comparison, the Association's P/TB ratio of 81.8% at the updated midpoint value reflects an implied discount of 2.5% relative to the average pro forma P/TB ratio of the recent MHC offerings. At the new superrange, the Association's P/TB ratio of 88.5% reflects an implied premium of 5.5% relative to the average pro forma P/TB ratio of the recent MHC offerings. The average fully-converted current P/TB ratio of the three recent MHC offerings that are traded on NASDAQ equaled 92.5%, based on closing market prices as of October 1, 2004. In comparison to the current P/TB ratio of the publicly-traded MHC offerings, the Association's P/TB ratio at the updated midpoint value reflects an implied discount of 11.6% and at the top of the new superrange the discount narrowed to 4.3%.

               3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $115.0 million updated midpoint value, Home Federal's full conversion pro forma P/A ratio equaled 18.66%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 22.82%, Home Federal's P/A ratio indicated a discount of 18.2% (versus a discount of 22.5% at the midpoint valuation in the original appraisal). At the new superrange value of $152.1 million, the Association's P/A ratio of 23.49% reflected an implied premium of 2.9% relative to the Peer Group's average P/A ratio.


Valuation Conclusion
--------------------

               Our analysis indicates that he Association's estimated pro forma market value should be increased from the midpoint value as set forth in the original appraisal. Accordingly, it
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RP Financial, LC.
Board of Directors
October 1, 2004
Page 23



is our opinion that, as of October 1, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $115,000,000 at the midpoint, equal to 11,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $97.8 million and a maximum value of $132.3 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 9,775,000 at the minimum and 13,225,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $152.1 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 15,208,750. The Board of Directors has established a public offering range such that the public ownership of the Association will constitute a 40.0% ownership interest prior to the issuance of shares to the Foundation. Accordingly, the offering to the public of the minority stock will equal $39.1 million at the minimum, $46.0 million at the midpoint, $52.9 million at the maximum and $60.8 million at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 2.4% of the offering shares, the public ownership of shares will represent 40.96% of the shares issued throughout the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 8 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 9 and are detailed in Exhibits 5 and 6. It should be noted that the comparatively large increases reflected in the Peer Group's updated average reported P/B and P/TB ratios from the original appraisal was in a large part attributable to Rome Bancorp's P/B and P/TB ratios going from not meaningful to a P/B and P/TB ratio of 326.2%, which was the result of a 14.4% decline in Rome Bancorp's stock price since the date of the original appraisal.


                                              Respectfully submitted,

                                              RP FINANCIAL, LC.



                                              /s/ RONALD S. RIGGINS
                                              ----------------------------------
                                              Ronald S. Riggins
                                              President and Managing Director



                                              /s/ GREGORY E. DUNN
                                              ----------------------------------
                                              Gregory E. Dunn
                                              Senior Vice President
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RP Financial, LC.
Board of Directors
October 1, 2004
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